



RECEIVED
2010 SEP 13 A 11:38

30 August 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following an announcement relating to the adoption of the following two Ordinary Resolutions:-

1) NOL Performance Share Plan 2010; and
2) NOL Restricted Share Plan 2010.

Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(EGM Results) - 30Aug10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605


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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Looi Lee Hwa (Ms) & Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	30-Aug-2010 12:44:43
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Results of NOL's Extraordinary General Meeting held on 30 August 2010
Description	Attached is the Company's announcement on the above.
Attachments	Announcement_on_NOL_EGM_30Aug2010.pdf Total size = **25K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED

RESULTS OF NOL'S EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 30 AUGUST 2010 AT 10.00 A.M.

The Board of Directors of Neptune Orient Lines Limited ("the Company" or "NOL") wishes to announce that at the Company's EGM held on 30 August 2010 at 10.00 a.m., the two Ordinary Resolutions as set out in the Notice of EGM dated 12 August 2010, and put to the meeting, were duly passed.

The voting of the two Ordinary Resolutions was by poll through electronic means, and the results of the Poll Voting were as follows:

No.	Resolutions	FOR		AGAINST	
		No. of Shares	%	No. of Shares	%
Ordinary Business					
1	Adoption of the NOL Performance Share Plan 2010	1,787,180,128	95.60%	82,344,794	4.40%
2	Adoption of the NOL Restricted Share Plan 2010	1,786,660,428	95.58%	82,600,794	4.42%

By Order of the Board

Looi Lee Hwa/Wong Kim Wah (Ms)
Company Secretaries

30 August 2010